UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First US Bancshares, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First US Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

FIRST US BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2016 and 2015

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First US Bancshares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the First US Bancshares, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Enterprise, Alabama

June 28, 2017

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	December 31,
	2016	2015
Assets
Noninterest-bearing cash	$43,586	$—
Investments, at fair value:
Participant directed:
Interest-bearing cash	49,895	41,538
Mutual funds	8,943,065	8,813,480
First US Bancshares, Inc. stock	2,750,337	2,563,478
Total investments, at fair value	11,743,297	11,418,496

Investments, at contract value:
Participant directed:
Fully benefit-responsive contract	1,506,075	1,695,801
Total investments	13,249,372	13,114,297

Receivables:
Participant contributions	—	23,686
Employer contributions	—	15,133
Dividends	—	34,722

Total receivables	—	73,541

Net assets available for benefits	$13,292,958	$13,187,838

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

2016
Additions to net assets attributed to:
Investment income:
Interest and dividends	$215,076
Net appreciation in fair value of investments	1,022,517
Total investment income	1,237,593
Contributions:
Employer	429,484
Participant	739,604
Rollover	2,133
Total contributions	1,171,221
Total additions	2,408,814
Deductions from net assets attributed to:
Administrative expenses	58,301
Benefit payments to participants	2,245,393
Total deductions	2,303,694

Net increase in net assets available for benefits	105,120

Net assets available for benefits at beginning of year	13,187,838

Net assets available for benefits at end of year	$13,292,958

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the First US Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of First US Bancshares, Inc. (the “Company” and the “Plan Sponsor,” as applicable):

First US Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by certain employees of the Bank.

Effective January 1, 2016, the trustee of the Plan changed from The Trust Company of Sterne, Agee & Leach, Inc. to Warren Averett Asset Management, LLC (“WAAM”). WAAM also provides recordkeeping services to the Plan. The Plan’s assets are held with its custodian, Matrix Trust Company.

Effective October 11, 2016, the Company changed its name from United Security Bancshares, Inc. to First US Bancshares, Inc. In connection with the Company's name change, the name of the Plan was changed to “First US Bancshares, Inc. 401(k) Plan.”

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts on a pre-tax basis. Participants may rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the years ended December 31, 2016 and 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts among any of the Plan’s investment options.

Eligibility and Vesting

All employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company.

Payment of Benefits

Participants are eligible to receive a distribution upon termination, retirement, or disability. Upon termination or retirement, participants may elect to receive a lump sum or installments, or they may rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Participants are also eligible to receive hardship distributions from fully vested accounts when a financial need is present that is deemed to be heavy and immediate, as defined in the Plan. Non-hardship withdrawals are available to participants once they have attained age 59½ from accounts that are fully vested.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value, with the exception of the fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Fully benefit-responsive investment contracts, which are included in the BNY Mellon Stable Value Fund, are reported at contract value.  Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less plan losses, participant withdrawals and administrative expenses. See Note 4 for a discussion of fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold or held during the year.

Payment of Benefits

Benefits are recorded when paid.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient, limiting the disclosures to investments with respect to which the entity has elected to measure the fair value using the practical expedient. The Plan early implemented the provisions of ASU 2015-07 retroactively effective January 1, 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), which included new reporting and disclosure requirements for employee benefit plans. The Plan elected to early implement the provisions of this accounting standard effective January 1, 2015. Under the standard, the Plan reports fully benefit-responsive investment contracts at contract value only, with no adjustment for estimated fair value.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities, which includes guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. For employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Plan’s management is currently evaluating the impact of this guidance on the Plan’s net assets available for plan benefits, the changes in net assets available for plan benefits, and disclosures.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting - Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: Employee Benefit Plan Master Trust Reporting, which includes guidance to require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits, respectively. The guidance also requires employee benefit plans to provide certain additional disclosures and to remove certain other disclosures from the footnotes to the financial statements. This guidance is effective for all employee benefit plans in fiscal years beginning after December 15, 2018. This guidance requires retrospective application to each period for which financial statements are presented. The Plan had no master trusts as of December 31, 2016. The adoption of this guidance is not expected to have a significant impact on the Plan’s statement of net assets available for plan benefits, statement of changes in net assets available for plan benefits, or disclosures.

Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

●	Inputs other than quoted prices that are observable for the asset or liability; and

●	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Interest-bearing cash: The carrying value approximates fair value.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

First US Bancshares, Inc. stock: The fair value of First US Bancshares, Inc. common stock is valued at the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$49,895	$—	$—	$49,895
Mutual funds	8,943,065	—	—	8,943,065
First US Bancshares, Inc. stock	2,750,337	—	—	2,750,337
Total	$11,743,297	$—	$—	$11,743,297

	Assets at Fair Value as of December 31, 2015
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$41,538	$—	$—	$41,538
Mutual funds	8,813,480	—	—	8,813,480
First US Bancshares, Inc. stock	2,563,478	—	—	2,563,478
Total	$11,418,496	$—	$—	$11,418,496

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan invests in the BNY Mellon Stable Value Fund, a custom investment vehicle that invests in fully benefit-responsive investment contracts, which include traditional guaranteed investment contracts (“GICs”), synthetic GICs, and separate account GICs issued by insurance companies.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the fund with a guaranteed interest rate on the fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Synthetic GICs consist of two parts: (1) underlying investments, which are generally fixed-income-related securities owned directly by the Plan, and (2) a “wrapper” contract purchased from an insurance company. A wrapper contract guarantees full payment of principal and interest, and the insurance company is obligated to provide an interest-crediting rate of not less than zero. A wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate. Synthetic GICs are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the return of the separate account GICs. The credited rate on this product resets periodically at an interest rate of not less than zero.

There are no reserves against contract value for credit risk of the contract issuers.

The Plan’s management has concluded that the GICs are fully benefit-responsive investment contracts and has reported such contracts at contract value as shown in the table below:

	As of December 31,
	2016	2015

Traditional GICs	$—	$67,833
Synthetic GICs	1,069,313	1,119,228
Separate account GICs	301,215	356,118
Other accounts	135,547	152,622
Total investments in fully benefit-responsive investment contracts, at contract value	$1,506,075	$1,695,801

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the 2016 Plan year, Plan investments were managed by WAAM. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $58,301 for the year ended December 31, 2016. WAAM was the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

During the 2015 Plan year, Plan investments were managed by The Trust Company of Sterne, Agee & Leach, Inc. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $21,477 for the year ended December 31, 2015. The Trust Company of Sterne, Agee & Leach, Inc. was the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of Company stock. The Plan’s investment in Company stock was approximately $2.8 million and $2.6 million as of  December 31, 2016 and December 31, 2015, respectively. During the years ended December 31, 2016 and 2015, the Plan purchased 16,161 and 23,495 units of the Collective Trust Fund (which is primarily composed of Company stock) at a cost of $119,272 and $158,779, respectively.  During the years ended December 31, 2016 and 2015, the Plan sold 45,738 and 35,457 units of the Collective Trust Fund for $275,006 and $245,443, respectively. During the years ended December 31, 2016 and 2015, dividend income was recorded in the Collective Trust Fund related to its shares of Company stock totaling $22,316 and $23,596, respectively.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated August 5, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and the Plan Sponsor submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 28, 2017, the Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes that it is no longer subject to income tax examination for years prior to 2013.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 22% and 20% of the Plan’s net assets were invested in Company stock at December 31, 2016 and 2015, respectively. The underlying value of the Company stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the stock performance of the Company.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk as a result of the fact that the funds are invested at the direction of a single fund manager. The BNY Mellon Stable Value Fund represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2016 and 2015.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0843362)

DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JPMorgan Managed Accounts Invested Cash	Interest-bearing cash	**	$49,895
*	First US Bancshares, Inc. Stock	Stock; 308,433 shares	**	2,750,337
	BNY Mellon Stable Value Fd Class M	Common/collective trust; 1,506,075 shares	**	1,506,075
	AQR Managed Futures Strategy	Mutual funds; 30,364 shares	**	282,993
	DFA Commodity Strategy	Mutual funds; 3 shares	**	16
	DFA Inflation Protected Sec Portfolio	Mutual funds; 26,868 shares	**	313,818
	DFA International Small Co. Portfolio	Mutual funds; 17,427 shares	**	300,966
	DFA International Value Fd	Mutual funds; 42,500 shares	**	712,292
	DFA Micro Cap Portfolio	Mutual funds; 6,137 shares	**	128,211
	JPM Latin Amer Fd Cl A	Mutual funds; 18,561 shares	**	215,126
	Merger Fund	Mutual funds; 15,090 shares	**	236,303
	Boston Partners Long-Short Research	Mutual funds; 6,744 shares	**	104,194
	Steelpath MLP Alpha Fund Class I	Mutual funds; 21,098 shares	**	202,333
	Vanguard Emerging Mrkts Stock Index Fd ADMI	Mutual funds; 12,919 shares	**	384,713
	Vanguard Growth Index Fd - ADMR	Mutual funds; 14,151 shares	**	810,967
	Vanguard High-Yield Corp Fd - INV	Mutual funds; 38,357 shares	**	223,623
	Vanguard INT_TRM Corp Fd - INV	Mutual funds; 13 shares	**	127
	Vanguard Market Neutral Fund Investor	Mutual funds; 9,150 shares	**	113,363
	Vanguard Mid-Cap Growth Index	Mutual funds; 18,213 shares	**	827,985
	Vanguard Mid-Cap Value Index Fund	Mutual funds; 12,888 shares	**	648,390
	Vanguard Interm-Term Investment Grde - ADM	Mutual funds; 58,966 shares	**	568,432
	Vanguard REIT Index Fd - ADM	Mutual funds; 1,342 shares	**	156,849
	Vanguard Small-Cap Growth Index	Mutual funds; 5,806 shares	**	271,677
	Vanguard Small-Cap Value Index Fund	Mutual funds; 6,691 shares	**	347,718
	Vanguard Total BD MKT Index - ADMR	Mutual funds; 114,005 shares	**	1,214,152
	Vanguard Value Index Fd - ADMR	Mutual funds; 24,257 shares	**	878,817

				$13,249,372

*	Party-in-interest. (See Note 5)
**	Cost not required, funds are participant directed.

	See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST US BANCSHARES, INC. 401(k) PLAN
By:	/s/ Thomas S. Elley
Thomas S. Elley

Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of First US Bancshares, Inc., the Plan Sponsor of the First US Bancshares, Inc. 401(k) Plan

June 28, 2017

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm